UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SWITCH, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87105L104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	13G	Page 2 of 14

1	NAMES OF REPORTING PERSONS Dennis Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 27,585,872
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 27,585,872
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,585,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 87105L104	13G	Page 3 of 14

1	NAMES OF REPORTING PERSONS DT GRAT LM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	5	SOLE VOTING POWER 13,696,788
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 13,696,788
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,696,788
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.9%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 87105L104	13G	Page 4 of 14

1	NAMES OF REPORTING PERSONS DT GRAT CS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	5	SOLE VOTING POWER 13,687,880
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 13,687,880
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,687,880
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.9%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 87105L104	13G	Page 5 of 14

1	NAMES OF REPORTING PERSONS The Troesh Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	5	SOLE VOTING POWER 201,204
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 201,204
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,204
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 87105L104	13G	Page 6 of 14

1	NAMES OF REPORTING PERSONS Eastern Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	5	SOLE VOTING POWER 201,204
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 201,204
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,204
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 87105L104	13G	Page 7 of 14

Item 1(a).	Name of Issuer.

Switch, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

7135 S. Decatur Boulevard Las Vegas, NV 89118

Item 2(a).	Name of Person Filing.

(i) Dennis Alan Troesh (ii) DT GRAT LM LLC (iii) DT GRAT CS LLC (iv) The Troesh Family Foundation (v) Eastern Capital Group LLC

Item 2(b).	Address of Principal Business Office or, if none,

Residence.

For all filing persons:	1370 Jet Stream Drive Suite 100 Henderson, Nevada 89052

Item 2(c).	Citizenship.

(i) Dennis Alan Troesh is a citizen of the United States of America.

(ii) DT GRAT LM LLC was organized as a limited liability company under the laws of the State of Nevada.

(iii) DT GRAT CS LLC was organized as a limited liability company under the laws of the State of Nevada.

(iv) The Troesh Family Foundation was organized as a non-profit corporation under the laws of the State of Nevada.

(v) Eastern Capital Group LLC was organized as a limited liability company under the laws of the State of Nevada.

Item 2(d).	Title and Class of Securities. For all filing persons: Class A Common Stock

Item 2(e).	CUSIP Number. 87105L104

Item 3.	This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

CUSIP No. 87105L104	13G	Page 8 of 14

Item 4.	Ownership.

Dennis Alan Troesh:

(a)	Amount beneficially owned

27,585,872 (1)

(b)	Percent of class

34.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 27,585,872 (1)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 27,585,872 (1)

(iv)	shared power to dispose or to direct the disposition of: -0-

DT GRAT LM, LLC:

(a)	Amount beneficially owned

13,696,788 (2)

(b)	Percent of class

20.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 13,696,788 (2)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 13,696,788 (2)

(iv)	shared power to dispose or to direct the disposition of: -0-

CUSIP No. 87105L104	13G	Page 9 of 14

DT GRAT CS, LLC :

(a)	Amount beneficially owned

13,687,880 (3)

(b)	Percent of class

20.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 13,687,880(3)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 13,687,880 (3)

(iv)	shared power to dispose or to direct the disposition of: -0-

The Troesh Family Foundation:

(a)	Amount beneficially owned

201,204 (4)

(b)	Percent of class

0.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 201,204 (4)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 201,204 (4)

(iv)	shared power to dispose or to direct the disposition of: -0-

CUSIP No. 87105L104	13G	Page 10 of 14

Eastern Capital Group LLC:

(a)	Amount beneficially owned

201,204 (5)

(b)	Percent of class

0.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 201,204 (5)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 201,204 (5)

(iv)	shared power to dispose or to direct the disposition of: -0-

The numbers of shares reported by each filing person represent, in whole or in part, as specified below, a right to acquire shares of Class A Common Stock upon redemption or exchange of common membership interests ("Common Units") of Switch, Ltd., a subsidiary of Switch, Inc. Holders of Common Units are entitled to have their Common Units redeemed for Class A Common Stock on a one-for-one basis or, at the election of Switch Inc., cash equal to a volume weighted average market price of a share of Class A Common Stock. Switch Inc. also has the right to elect a direct exchange of Class A Common Stock or the cash payment for the filing person's Common Units. Upon the redemption or exchange of Common Units, an equal number of Class B Common Stock (which have voting rights only) owned by the reporting person will be forfeited and cancelled.

The percentages of outstanding Class A Common Stock reported by each filing person assumes that the Common Units held by the filing person were redeemed or exchanged for an equal number of shares of Class A Common Stock. The percentages were calculated assuming 52,083,493 shares of Class A Common Stock outstanding (as reported by Switch, Inc., on its Quarterly Report on Form 10-Q filed on November 14, 2018, as being outstanding as of November 1, 2018), plus the number of shares each filing person may acquire upon the redemption of the Common Units.

CUSIP No. 87105L104	13G	Page 11 of 14

(1)	The number of shares reported by Dennis Alan Troesh includes (a) the shares reported by DT GRAT LM LLC and DT GRAT CS LLC based on his acting as manager of each of the limited liability companies and having sole dispositive control of the Common Units held by the limited liability companies and sole voting and dispositive control of any Class A Common Stock that might be acquired by the limited liability companies upon a redemption of the Common Units; and (b) 201,204 shares that Eastern Capital Group LLC ("Eastern") has the right to acquire upon the redemption of 201,204 Common Units owned by Eastern based on Mr. Troesh's acting as the manager of Eastern and, as such, having sole dispositive control over the Common Units owned by Eastern and sole voting and dispositive control of any Class A Common Stock that might be acquired by Eastern upon a redemption of the Common Units. Mr. Troesh has no pecuniary interest in any Class A Common Stock, Class B Common Stock or Common Units. A voting rights agreement between Gragson Data SS LLC (“Gragson”) and Eastern, which gave Eastern the right to vote any Class A Common Stock owned by Gragson upon the previous redemption of Common Units and shares of Class A Common Stock acquired in the future, was terminated in 2018, although the 664,693 shares of Class A Common Stock and 7,331,588 Common Units remain pledged to Eastern. Mr. Troesh disclaims beneficial ownership of such Class A Common Stock and Common Units as the loan secured by such securities was not in default at December 31, 2018.

(2)	Consists of 200,000 shares of Class A Common Stock and 13,496,788 Common Units.

(3)	Consists of 200,000 shares of Class A Common Stock and 13,487,880 Common Units.

(4)	Consists of 201,204 Common Units. The Troesh Family Foundation (the “Foundation”) is the sole owner of Eastern and, as such, is reporting the same shares reported by Eastern. The Foundation disclaims beneficial ownership of the securities owned by Gragson.

(5)	Consists of 201,204 Common Units. Eastern disclaims beneficial ownership of the securities owned by Gragson.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒.

The Foundation and Eastern have ceased to be the beneficial owners of more than five percent of the Class A Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 87105L104	13G	Page 12 of 14

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 87105L104	13G	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENNIS ALAN TROESH

Date:	2/12/19	/s/ Dennis Troesh

DT GRAT LM LLC

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, Manager

DT GRAT CS LLC

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, Manager

THE TROESH FAMILY FOUNDATION

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, President

EASTERN CAPITAL GROUP LLC

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, Manager

CUSIP No. 87105L104	13G	Page 14 of 14

EXHIBIT A

Agreement for Joint Filing of Schedule 13G

The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the Class A Common Stock of Switch, Inc., a Nevada corporation, shall be, and is, filed on behalf of each of the undersigned.

DENNIS ALAN TROESH

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh

DT GRAT LM LLC

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, Manager

DT GRAT CS LLC

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, Manager

THE TROESH FAMILY FOUNDATION

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, President

EASTERN CAPITAL GROUP LLC

Date:	2/12/19	/s/ Dennis Troesh
Dennis Alan Troesh, Manager